[Letterhead of Impac Mortgage Holdings, Inc.]

March 1, 2007

Via EDGAR and Facsimile (202) 772-9209 Mr. Robert F. Telewicz Jr. Senior Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 001-14100

Dear Mr. Telewicz:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated December 28, 2006, to which Impac Mortgage Holdings, Inc. (the “Company”) responded in a letter dated January 30, 2007.  Based on the Commission’s review of that letter, it issued another comment letter dated February 20, 2007.    We hereby transmit pursuant to Rule 101(a) of Regulation S-T, the following responses to the Commission’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal year ended December 31, 2005

Net Interest Income, pages 46-47

1.               Comment: We note your response to comment 2 and the fact that you view adjusted net interest margin to be a measure of liquidity rather than operating performance.  If so, in future filings please reconcile net interest margin to the most directly comparable cash financial measure calculated and presented in accordance with GAAP rather than net interest income on mortgage assets as this is a measure of operating performance.

Response:  The Company has re-evaluated the nature of the adjusted net interest margin measure and determined that the presentation of adjusted net interest margin is to demonstrate, on a more granular level, the operating performance of the mortgage portfolio.  As such, the Company considers adjusted net interest margin as a measure of operating performance.  The Company reconciles this performance measure to net interest income from mortgage assets which is an operating measure derived from the Consolidated Statement of Operations.

Mr. Robert F. Telewicz Jr.

March 1, 2007

Consolidated Statements of Operations, pages F-5

2.                                       Comment: We note your response to comment 3.  We re-issue our previous comment.  In light of the fact that taxes were paid on inter-company profits, we are still unclear why the deferred charge is being amortized to non-interest expense rather than income tax expense.

Response: The Company re-evaluated its presentation of the amortization of deferred charge, and determined it is preferable to amortize the deferred charge to income tax expense.  This determination is based on the fact that the Company pays taxes on a consolidated basis and then defers such payment for GAAP purposes.  As the deferred charge is created by a reversal of the tax provision recorded at the taxable REIT subsidiary, we have concluded, it is preferable to amortize the deferred charge through tax expense.  We reference the Form 8-K, filed on February 23, 2007, which describes this restatement.

Please note that the Company’s address has changed to the following: 19500 Jamboree Road, Irvine, California 92612, and that the Company’s fax number is 949-706-3997.

Should you have any questions or require any additional information, you may contact me at (949) 475-3600.

Very truly yours,

Impac Mortgage Holdings, Inc.

/s/ Gretchen Verdugo

Gretchen Verdugo

Chief Financial Officer

cc:	Ronald M. Morrison, General Counsel
Katherine J. Blair, K&L Gates